# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Guardian Pharmacy Services, Inc., CIK 0001802255
CUSIP: 40145W101
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 300 Galleria Parkway SE, Suite 800, Atlanta, Georgia (GA), 30339
Date of event which requires filing of this statement: 09/27/2026
Filed by CIK 0002038820
Persons authorized to receive notices and communications: Bindley Capital Partners I LLC, (Attn: William E. Bindley), 8909 Purdue Road, Suite 500, Indianapolis, Indiana (IN), 46268, (317) 704-4162

## Reporting persons
- Bindley Capital Partners I, LLC (CIK 0002038820): type of reporting person: other (OO); citizenship or place of organization: Indiana (IN); member of a group; source of funds: other (OO); sole voting power 16,669,666; shared voting power 0; sole dispositive power 16,669,666; shared dispositive power 0; aggregate amount beneficially owned 16,669,666 (26.3% of the class)
  Comment: The percentage reflected in Row 13 in the table above is calculated based on 63,320,300 shares of Class A common stock, par value $0.001 per share ("Class A common stock") outstanding as of September 27, 2026, of Guardian Pharmacy Services, Inc. (the "Issuer") as disclosed in the Issuer's Current Report on Form 8-K filed with the SEC on September 10, 2026 (the "8-K").
- William E. Bindley (CIK 0000903539): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 16,669,666; sole dispositive power 0; shared dispositive power 16,669,666; aggregate amount beneficially owned 16,669,666 (26.3% of the class)
  Comment: William E. Bindley shares voting and investment power with Thomas J. Salentine, Jr. over an aggregate of 16,669,666 shares of Class A common stock currently owned by Bindley Capital Partners I, LLC ("Bindley Capital") by virtue of his position as member and officer of Bindley Capital Partners, LLC, the manager of Bindley Capital.
  
  The percentage reflected in Row 13 in the table above is calculated based on 63,320,300 shares of Class A common stock outstanding as of September 27, 2026 as disclosed in the 8-K.
- Thomas J. Salentine, Jr. (CIK 0002037899): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO), personal funds (PF); sole voting power 35,714; shared voting power 16,669,666; sole dispositive power 35,714; shared dispositive power 16,669,666; aggregate amount beneficially owned 16,705,380 (26.4% of the class)
  Comment: Thomas J. Salentine, Jr. directly owns 35,714 shares of Class A common stock. Mr. Salentine, Jr. also shares voting and investment power with William E. Bindley over an aggregate of 16,669,666 shares of Class A common stock currently owned by Bindley Capital by virtue of his position as member and officer of Bindley Capital Partners, LLC, the manager of Bindley Capital.
  
  The percentage reflected in Row 13 in the table above is calculated based on 63,320,300 shares of Class A common stock outstanding as of September 27, 2026 as disclosed in the 8-K.
- Pharmacy Investors, LLC (CIK 0002038519): type of reporting person: other (OO); citizenship or place of organization: Indiana (IN); member of a group; source of funds: other (OO); sole voting power 3,863,806; shared voting power 0; sole dispositive power 3,863,806; shared dispositive power 0; aggregate amount beneficially owned 3,863,806 (6.1% of the class)
  Comment: The percentage reflected in Row 13 in the table above is calculated based on 63,320,300 shares of Class A common stock outstanding as of September 27, 2026 as disclosed in the 8-K.
- John Ackerman (CIK 0002037898): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 3,863,806; shared voting power 0; sole dispositive power 3,863,806; shared dispositive power 0; aggregate amount beneficially owned 3,863,806 (6.1% of the class)
  Comment: John Ackerman has voting and investment power over an aggregate of 3,863,806 shares of Class A common stock currently owned by Pharmacy Investors, LLC ("Pharmacy Investors") by virtue of his position as Manager of Pharmacy Investors.
  
  The percentage reflected in Row 13 in the table above is calculated based on 63,320,300 shares of Class A common stock outstanding as of September 27, 2026 as disclosed in the 8-K.
- Cardinal Equity Fund, L.P. (CIK 0001432819): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 1,287,237; shared voting power 0; sole dispositive power 1,287,237; shared dispositive power 0; aggregate amount beneficially owned 1,287,237 (2% of the class)
  Comment: Investment and voting decisions for the shares held by Cardinal Equity Fund, L.P. ("Cardinal") require unanimous consent of the investment committee of Cardinal Equity Partners, LLC, the general partner of Cardinal. The investment committee consists of John Ackerman, James L. Smeltzer, Peter J. Munson and Michael E. Smith. Therefore, no individual member of the investment committee is deemed to be the beneficial owner of the shares reported in this Schedule 13D.
  
  The percentage reflected in Row 13 in the table above is calculated based on 63,320,300 shares of Class A common stock outstanding as of September 27, 2026 as disclosed in the 8-K.
- Fred P. Burke (CIK 0002037972): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 3,438,064; shared voting power 0; sole dispositive power 3,438,064; shared dispositive power 0; aggregate amount beneficially owned 3,438,064 (5.4% of the class)
  Comment: The percentage reflected in Row 13 in the table above is calculated based on 63,320,300 shares of Class A common stock outstanding as of September 27, 2026 as disclosed in the 8-K.
- David K. Morris (CIK 0002037977): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 877,004; shared voting power 0; sole dispositive power 877,004; shared dispositive power 0; aggregate amount beneficially owned 877,004 (1.4% of the class)
  Comment: The shares reported in Rows 7, 9 and 11 in the table above exclude 641,870 shares of Class A common stock that Mr. Morris has agreed to transfer on or before November 11, 2026 pursuant a September 2025 domestic relations order, as previously disclosed.
  
  The percentage reflected in Row 13 in the table above is calculated based on 63,320,300 shares of Class A common stock outstanding as of September 27, 2026 as disclosed in the 8-K.
- G. Kendall Forbes (CIK 0002038507): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,651,059; shared voting power 0; sole dispositive power 1,651,059; shared dispositive power 0; aggregate amount beneficially owned 1,651,059 (2.6% of the class)
  Comment: The percentage reflected in Row 13 in the table above is calculated based on 63,320,304 shares of Class A common stock outstanding as of September 27, 2026 as disclosed in the 8-K.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.001 per share
Name of issuer: Guardian Pharmacy Services, Inc.
Address of issuer's principal executive offices: 300 Galleria Parkway SE, Suite 800, Atlanta, Georgia (GA), 30339
Comment: EXPLANATORY NOTE: This Schedule 13D serves as Amendment No. 4 ("Amendment No. 4") to the Statement on Schedule 13D initially filed by the Reporting Persons (as defined below) on February 3, 2025, as amended by Amendment No. 1 thereto filed on May 29, 2025, Amendment No. 2 thereto filed on July 29, 2025, and Amendment No. 3 thereto filed on March 24, 2026 (and as further amended by this Amendment No. 4, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 4 does not modify any information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D. This Amendment No. 4 is being jointly filed by Bindley Capital Partners I, LLC ("Bindley Capital"), William E. Bindley, Thomas J. Salentine, Jr., Pharmacy Investors, LLC ("Pharmacy Investors"), John Ackerman, Cardinal Equity Fund, L.P. ("Cardinal"), Fred P. Burke, David K. Morris and G. Kendall Forbes (each a "Reporting Person," and collectively, the "Reporting Persons").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As of the date hereof, the Reporting Persons, collectively, beneficially own 27,822,550 shares of Class A common stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Persons, collectively, beneficially own 27,822,550 shares of Class A common stock, representing approximately 43.9% of the shares of Class A common stock, calculated based on 63,320,300 shares of Class A common stock outstanding as disclosed in the 8-K. Of the 63,320,300 shares of Class A common stock currently outstanding, 13,521,396 shares of Class A common stock were issued upon the automatic conversion of an equal number of shares of the Issuer's Class B common stock, par value $0.001 per share, on September 27, 2026, pursuant to the Issuer's Amended and Restated Certificate of Incorporation.
Number of shares as to which each person has sole or shared power to vote or dispose: The aggregate number and percentage of shares of Class A common stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares of Class A common stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on Rows 7 through 11 and Row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in the Schedule 13D, no transactions in the shares of Class A common stock were effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto in the 60 days preceding the date of the Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Except as described herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A common stock of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Stockholders' Agreement, dated as of September 25, 2024, by and among Guardian Pharmacy Services, Inc., Bindley Capital Partners I, LLC, Pharmacy Investors, LLC, Cardinal Equity Fund LP, Fred Burke, David Morris and Kendall Forbes (incorporated by reference to Exhibit 4.1 of the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 2024).

Exhibit 99.2 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act (incorporated by reference to the Schedule 13D filed with the Securities and Exchange Commission on February 3, 2025).

## Signatures
- Bindley Capital Partners I, LLC: /s/ Thomas J. Salentine, Jr., Member (09/28/2026)
- William E. Bindley: /s/ William E. Bindley, individually, William E. Bindley, individually (09/28/2026)
- Thomas J. Salentine, Jr.: /s/ Thomas J. Salentine, Jr., individually, Thomas J. Salentine, Jr., individually (09/28/2026)
- Pharmacy Investors, LLC: /s/ John Ackerman, Managing Member (09/28/2026)
- John Ackerman: /s/ John Ackerman, individually, John Ackerman, individually (09/28/2026)
- Cardinal Equity Fund, L.P.: /s/ John Ackerman, by Cardinal Equity Partners, LLC, its General Partner, Managing Member (09/28/2026)
- Fred P. Burke: /s/ Fred P. Burke, individually, Fred P. Burke, individually (09/28/2026)
- David K. Morris: /s/ David K. Morris, individually, David K. Morris, individually (09/28/2026)
- G. Kendall Forbes: /s/ G. Kendall Forbes, individually, G. Kendall Forbes, individually (09/28/2026)